

NYSE
AN ICE EXCHANGE

September 30, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Rice Acquisition Corporation 3, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-sixth of one redeemable warrant
- Class A ordinary shares, $0.0001 par value
- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com